Exhibit 99(b)

PRIVATE & CONFIDENTIAL

8 December, 2007

Eisai Co., Ltd.

4-6-10 Koishiksawa, Bunkyo-ku

Tokyo 112-8088, Japan

Attention: Mr. Makoto Shiina
Representative Executive Officer
Executive Vice President Corporate Strategy

Project Jaguar - Commitment Letter

JPY equivalent of US$3,730,895,197 Senior Bridge Facility (the “Bridge Facility”)

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMorgan”) that you (or a wholly-owned subsidiary incorporated in the State of Minnesota (“Minn Co”)) intend to acquire one hundred percent of the issued share capital of MGI Pharma, Inc. (the “Target”) pursuant to a tender offer made to the shareholders of Target followed by a merger process of Minn Co and Target and consummate the other transactions described in the introductory paragraph of Exhibit A hereto (the “Transaction”). Capitalized terms used but not defined herein are used with the meanings assigned to them in Exhibit A.

JPMorgan is pleased to advise you that it is willing to act as the sole lead arranger and sole bookrunner for the Bridge Facility, and JPMorgan is pleased to advise you of its commitment to provide the entire amount of the Bridge Facility. This Commitment Letter and the Summaries of Terms and Conditions attached as Exhibit A hereto (the “Term Sheet”) set forth the principal terms and conditions on and subject to which JPMorgan is willing to make available the Bridge Facility.

It is agreed that JPMorgan will act as the sole lead arranger and sole bookrunner in respect of the Bridge Facility (in such capacities, the “Lead Arranger”), and that JPMorgan will act as the sole administrative agent, unless otherwise agreed between you and us, in respect of the Bridge Facility. You agree that, as a condition to the commitments and agreements hereunder, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and Fee Letter referred to below) will be paid in connection with the Bridge Facility unless you and we shall so agree.

We intend to syndicate the Bridge Facility to a group of lenders (together with JPMorgan, the “Lenders”) pursuant to the three-stage syndication strategy (the “Syndication Strategy”) as agreed by you and us in the Syndication Letter dated the date hereof and delivered herewith (the “Syndication Letter”). We intend to commence syndication efforts promptly and in any event no later than the announcement of the acquisition, and you agree to actively assist us in completing a syndication satisfactory to us. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing banking relationships of you and your subsidiaries and affiliates (the “Group”), (b) direct contact between senior management and advisors of the Group and the proposed Lenders, (c) as set forth in the next but one paragraph, assistance from the Group in the preparation of materials to be used in connection with the syndication (collectively, with the Term Sheet, the “Information Materials”) and (d) the timely hosting, with us and senior management of the Group, of one or more meetings of prospective Lenders.

JPMorgan will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached (as detailed in the Syndication Strategy) and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. Notwithstanding the foregoing, it is understood and agreed that neither the commencement nor the completion of a syndication of the Bridge Facility shall constitute a condition to the availability of the Bridge Facility on the closing date of the Transaction (the “Closing Date”) or thereafter. In its capacity as Lead Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and in no event shall be subject to any fiduciary or other implied duties. Additionally, the Borrower acknowledges and agrees that, as Lead Arranger, JPMorgan is not advising the Borrower as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Lead Arranger shall have no responsibility or liability to the Borrower with respect thereto.

To assist us in our syndication efforts, you agree promptly to prepare and provide to us all information with respect to the Group and the Target and its subsidiaries, the Transaction and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Bridge Facility. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to us by you or Target or any of your or their representatives is or will be, or with respect to information made available by Target to the best of your knowledge is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions it being acknowledged that no representation can be, is being or will be given with respect to the ability of you or the Target to achieve the projected results. You understand that in arranging and syndicating the Bridge Facility we may use and rely on the Information and Projections without independent verification thereof. We agree to keep the Information and the Projections confidential in accordance with the terms of the confidentiality agreement separately agreed between you and us.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

JPMorgan’s commitments and agreements hereunder are subject only to: (a) there not occurring any (in each case a “Material Adverse Event”) change, effect, event, development, circumstance or condition (each, an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination, (x) has had or is reasonably likely to have a material adverse effect on the financial condition,

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assets, liabilities, business or results of operations of the Target and its subsidiaries taken as a whole or (y) has an effect that reasonably would be expected to prevent or materially impair the ability of the Target to consummate the Transaction; provided, however, that none of the following Effects shall be deemed to be or constitute a Material Adverse Event or shall be taken into account when determining whether a Material Adverse Event has occurred: (i) conditions (or changes therein) in any industry or industries (or therapeutic area or areas) in which the Target operates to the extent that such conditions do not have a materially disproportionate adverse effect on the Target and its subsidiaries taken as a whole relative to other companies of comparable size to the Target operating in such industry or industries (or therapeutic area or areas), as the case may be, (ii) general market or economic conditions (or changes therein) or conditions (or changes therein) in the capital or financial markets (including changes in interest rates or exchange rates) in the United States or in Japan, (iii) any change in law not specifically directed at, and to the extent not having a materially disproportionate adverse effect on, the Target and its subsidiaries taken as a whole or changes in GAAP, or any changes in the interpretation of any of the foregoing, (iv) any change in general legal, tax, regulatory, political or business conditions in the United States or in any country in which the Target or any of its subsidiaries conducts business, (v) any acts of sabotage, terrorism or war or the commencement of armed hostilities, or the escalation of any of the foregoing, in each case to the extent not having a materially disproportionate adverse effect on the Target and its subsidiaries taken as a whole, (vi) weather or natural disasters, in each case to the extent not having a materially disproportionate adverse effect on the Target and its subsidiaries taken as a whole (vii) the announcement of the execution of the agreement pursuant to which the Transaction is to be consummated (the “Merger Agreement”), (viii) compliance with the terms of, or the taking of any action required by, the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement, (ix) any actions taken, or failure to take action, to which you or Minn Co has expressly consented or requested in writing, (x) changes in the Target’s stock price or the trading volume of the Target’s stock on NASDAQ (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Event” may be taken into account), (xi) any failure by the Target to meet any published analyst estimates or expectations of the Target’s revenue, earnings or other financial performance measures for any period ending on or after the date of the Merger Agreement (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Event” may be taken into account), (xii) determinations or actions by the FDA (as defined in the Merger Agreement) or any other Governmental Entity (as defined in the Merger Agreement) in the United States or any jurisdiction outside the United States, or any advisory or other panel or body empowered or appointed by or under the authority of the foregoing, in respect of any product or product candidates of any person other than the Target or any of its subsidiaries, (xiii) the results of any pre-clinical or clinical trial being conducted by or on behalf of any person other than the Target or any of its subsidiaries, or the publication or release of any pre-clinical or clinical data or results by any person other than the Target or any of its subsidiaries, or any adverse events or serious adverse events involving products or product candidates of a person other than the Target or any of its subsidiaries, or (xiv) the submission by a person other than the Target or any of its subsidiaries of a New Drug Application (as defined in the Merger Agreement), supplemental New Drug Application (defined as aforesaid) or abbreviated New Drug Application (defined as aforesaid); (b) JPMorgan’s satisfaction that prior to and during the syndication of the Bridge Facility (but in any event no later than 60 days after Closing Date) there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or other member of the Group provided that the foregoing shall not limit the ability of you or any member of the Group to raise finance for working capital needs in the ordinary course of business, issue commercial paper or raise finance under other short-term debt programmes currently in place; (c) the announcement of the acquisition within one month from the date you are deemed to be the preferred bidder, and the launch of the tender offer no later than one month thereafter; (d) the closing and funding of the Bridge Facility on or before the date falling 9 months from the date of the announcement of the acquisition; (e) the negotiation, execution and delivery of definitive credit documentation with respect to the Bridge Facility consistent with the terms of this Commitment Letter, the Term Sheet and the Fee Letter and otherwise reasonably satisfactory to you and us; (f) the payment of all fees and expenses then due under this Commitment Letter or the Fee Letter; and (g) the other conditions set forth in Section 2 of the Term Sheet. The terms and conditions of the commitments hereunder and of the Bridge Facility are not limited to those set forth herein and in the Term Sheet provided that there shall be no conditions to closing and funding the commitments not expressly set forth in this paragraph or in Section 2 of the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMorgan and the Borrower.

You agree (a) to indemnify and hold harmless JPMorgan, its affiliates and their respective directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Bridge Facility, the use of the proceeds thereof, the Transaction or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person (or that person’s directors, employees, agents or representatives), and (b) to reimburse JPMorgan and its affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) reasonably incurred in connection with the Bridge Facility and

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any related documentation (including this Commitment Letter, the Syndication Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of such indemnified person. In addition, no indemnified person shall be liable for any special, indirect, consequential or punitive damages in connection with the Bridge Facility.

You acknowledge that JPMorgan and its affiliates (the term “we” or “us” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of us will use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by us of services for other companies, and none of us will furnish any such information to other companies. You also acknowledge that none of us has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies. You further acknowledge that JPMorgan is a full service finance firm and JPMorgan may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter.

JPMorgan may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded JPMorgan hereunder.

This Commitment Letter shall not be assignable by either party without the other party’s prior written consent (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons provided that JPMorgan shall be entitled (without your consent) to assign the benefit of this Commitment Letter to any of its affiliates and shall further be entitled to syndicate the Bridge Facility in accordance with the terms of this Commitment Letter. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter, the Syndication Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto.

This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of Japan save only that the determination of whether or not a Material Adverse Event has occurred for the purposes of this Commitment Letter shall be in accordance with the laws of the State of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet, the Syndication Letter or the Fee Letter nor any of their terms or

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substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof) or (c) following your execution hereof and of the Fee Letter, you may disclose this Commitment Letter and the Term Sheet (but not the Fee Letter) to the Board of Directors of the Target and its accountants, attorneys and other advisers involved in the Transaction who have been advised of the confidentiality thereof, in each case on a need-to-know basis, provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

JPMorgan hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in the Term Sheet), which information includes names and addresses and other information that will allow us to identify the Borrower and each Guarantor in accordance with the Patriot Act.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter, the Syndication Letter and any other provision herein or therein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet, the Syndication Letter and the Fee Letter by returning to us executed counterparts hereof and of the Syndication Letter and of the Fee Letter not later than 5:00 p.m., Tokyo time, on a date not more than three business days after the date hereof. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence.

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:
Name: Mr Kotaro Okamura
Title: Representative in Japan

Accepted and agreed:

EISAI CO., LTD.

By:	/s/ Makoto Shiina
Name: Mr. Makoto Shiina
Title: Executive Vice President, Corporate Strategy

Date:  December 10, 2007

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Exhibit A

Term Sheet

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EXHIBIT A

PRIVATE & CONFIDENTIAL

PROJECT JAGUAR

TERM SHEET

FOR

JPY EQUIVALENT of US$3,730,895,197 SENIOR BRIDGE FACILITY

PROJECT JAGUAR

TERM SHEET

This term sheet is for the senior bridge facility relating to Project Jaguar, the proposed acquisition by Eisai Co., Ltd. (“Eisai”) (or Jaguar Acquisition Corp., a wholly-owned subsidiary incorporated in Minnesota (“Minn Co”) of one hundred percent of the issued share capital of MGI Pharma Inc. (the “Target”) pursuant to a tender offer made to the Shareholders of Target followed by a merger process of Minn Co and Target.

1. Principal Terms and Conditions of the Agreement

Borrower:	Eisai Co., Ltd. and/or Eisai Corporation of North America, a wholly owned subsidiary of Eisai (the “U.S. Subsidiary”).

Guarantor:	Eisai Co., Ltd. (in the event that the U.S. Subsidiary is a Borrower).

Obligors:	The Borrower and the Guarantor.

Lenders:	Financial institutions acceptable to Arranger in consultation with the Borrower.

Loan Amount:	JPY equivalent of US$3,730,895,197 with a sub-limit of [US$500,000,000] for the U.S. Subsidiary.

Lead Arranger:	JPMorgan Chase Bank, N.A. (“JPM”) and such other financial institutions as may be agreed by JPM and Eisai.

Agent:	JPMorgan Chase Bank, N.A..

Use of Proceeds:

The acquisition of the Target and fees and expenses related to the acquisition and the financing. Amounts drawndown and not immediately required to pay for shares in the Target tendered upon completion of the tender offer or fees and expenses shall be held in a separate escrow account of the Borrower with the Agent pursuant to an escrow agreement satisfactory to the Agent on terms that they may only be withdrawn as necessary to complete the acquisition of the Target through the agreed merger process and provided that at that time (a) the Specified Representations remain true and correct and (b) no Specified Event of Default is continuing. Following completion of the merger process any funds remaining in the escrow account shall be applied to prepay the Bridge Facility.

Form of Agreement:	Loan Agreement (the “Agreement”).

Drawdown Date:	In one drawing on or before the date which is nine months from the date of the announcement of the acquisition. Any undrawn commitments at the Drawdown Date will be immediately cancelled.

Principal Repayment Date:	364 days from the signing of the definitive documentation for the Bridge Facility.

Principal Repayment Method:	Bullet repayment.

Interest Payment Cycle:	Monthly.

Currency:	Japanese Yen or U.S. Dollars.

Loan Interest Rate:	Basic Loan Interest Rate plus Margin.

Japanese Yen: in arrears, based on actual number of days elapsed divided by 365, inclusive of first day and exclusive of last day, fractions less than one yen rounded down.

U.S. Dollars: in arrears, based on actual number of days elapsed divided by 360, inclusive of first day and exclusive of last day, fractions less than one cent rounded down.

Basic Loan Interest Rate:	Japanese Yen: 1-month TIBOR (page 17097 of the Telerate); and

U.S. Dollars: 1-month LIBOR (page 3750 of the Telerate),

save that if the drawdown request is received less than 3 Business Days prior to the Drawdown Date then the Basic Loan Interest Rate shall be the Lenders’ applicable costs of funds (if higher) (until such time as the Lenders have sufficient notice in order to be able to fund by reference to TIBOR or, if applicable, LIBOR).

Margin:	With respect to each interest rate term, the margin specified below by reference to the applicable long-term preferred unsecured debt rating reported by Moody’s in respect of the Guarantor:

Tier	Credit Rating	Margin

1	A1 or higher	0.15% p.a.

2	A2	0.20% p.a.

3	A3	0.25% p.a.

4	Baa1	0.375% p.a.

5	Baa2 or lower	0.50% p.a.

Security:	Unsecured.

Underwriting Fee:	As specified in the Fee Letter.

Participation Fee	As specified in the Fee Letter.

Agent Fee:	As specified in the Fee Letter.

2. Conditions Precedent for Making Loans	(a)

When entering into the Agreement, the Borrower and Guarantor shall, in each case, have submitted the following documents (as appropriate for their jurisdiction of incorporation) together with such other evidentiary documentation reasonably required by the Agent in connection with the legal, valid and binding effect of the Agreement and the performance by each Borrower of its obligations thereunder:

		(i)	The certificate of seal registration (which was prepared or issued within three (3) months prior to the date of the Agreement);

		(ii)	A certified copy of the certificate of corporate registration (certificate of all matters recorded) (which was prepared or issued within three (3) months prior to the date of the Agreement);

		(iii)	A copy of the most recently updated Articles of Incorporation (with certification attached thereto certifying that it is a copy of the original by the Borrower);

		(iv)	Provision of the seal or signature in the form designated by the Agent;

		(v)	A copy of the document indicating that the formal internal procedures concerning the loan and guarantee have been taken, such as minutes of the board of directors’ meetings (with certification attached thereto certifying that it is a copy of the original);

	(vi)	A document confirming the Guarantor’s long-term unsecured debt rating by Moody’s is at least Baa3;

	(vii)	Legal opinion(s);

	(viii)	A drawdown request (in the form designated by the Lenders) received by the Lenders no later than 10am (Tokyo time) on the Drawdown Date); and

	(ix)	a director’s certificate from each Obligor.

(b)	The Guarantee Agreement is effective.

(c)	The conditions specified in the eighth paragraph of the Commitment Letter have been satisfied.

(d)	The following conditions are fully satisfied on the Drawdown Date:

	(i)	The Specified Representations are true and correct in all material respects;

	(ii)	No Specified Event of Default has occurred and is continuing.

(e)	The terms for completion of the acquisition of the Target, as separately agreed (including the number of accepted TOB shares, etc.), have been satisfied (the “Acquisition Conditions”).

For the purposes of this Section 2:

“Specified Representations” means those representations and warranties specified in Section 7 (i)- (v) inclusive and (x);

“Specified Event of Default” means any circumstances constituting an event of default under (a) Section 9 (Events of Default for Automatic Acceleration) paragraphs (i)-(v) inclusive; and (b) Section 9 (Events of Default for Acceleration on Demand) paragraphs (i), (ii)

(only insofar as relating to a Specified Representation), (iii) (only insofar as it relates to a breach of the undertakings in Section 8(b) and Section 8(c)(iii)) and a breach of the Restrictive Security Covenant), (iv), (viii) and (x).

3. Optional Prepayment

All or a part of the principal amount (not less than 10 billion yen, in increments of one billion yen / not less than [•] U.S. dollar, in increments of [•] U.S. dollar) may be prepaid on the interest payment day only. The Borrower shall give written notice to the Agent ten (10) business days prior to the date that the Borrower desires to make the prepayment.

4. Mandatory Prepayment

If the following events occur, the Borrower shall mandatorily prepay the amount specified in the relevant item. Among the events described below, if an event occurs with respect to the Guarantor, the Guarantor shall be responsible for repayment-by-third-party (Daisansha-Bensai) in respect of all or a portion of the loan. If the prepayment date does not fall on the interest payment date, the Borrower shall also pay the break funding costs.

(i)

If an Obligor or any Subsidiary has borrowed any new monies (with certain exceptions (including for amounts borrowed to finance working capital needs) to be agreed), an amount corresponding to 100% of such borrowed amount net of reasonable expenses relating thereto must be repaid to Lenders on the date of such borrowing.

(ii)

If an Obligor or any Subsidiary has issued bonds, bonds with warrant, shares or other securities or other equity interests, (other than any warrants issued by Eisai for nominal (i.e. Yen 1) value) an amount corresponding to 100% of such security issue amount net of reasonable expenses relating thereto must be repaid to Lenders on the date of issuance of such securities.

5. Default Interest	An additional 2% to the applicable interest rate.

6. Expenses; Taxes and Public Charges

Any reasonable costs incurred by the Lenders and the Agent under the Agreement, reasonable expenses (including reasonable attorneys’ fees) incurred in connection with the preparation and any revision or amendment of the Agreement, stamp duties with respect to the Agreement and any other similar taxes and public charges shall be borne by the Borrower.

7. Obligor’s Representations and Warranties

The Obligors shall represent and warrant to the Lenders that each of the following matters is fully true and correct as of the execution date of the Agreement and the Drawdown Date of the Loan the beginning and end of each interest period, and if any of such matters is not true or correct, the Obligors shall bear any losses and reasonable expenses directly incurred by the Lenders or the Agent:

	(i)	Each Obligor is a stock company duly incorporated and validly existing under the laws of its incorporation.

(ii)

The execution and performance of the Agreement and the Guarantee Agreement by the Obligors and any transactions associated herewith are within the corporate purposes of the Obligors and the Obligors have duly completed all procedures necessary therefor under the laws and ordinances, the articles of incorporation and other internal company rules of the Obligors.

(iii)

The execution and performance of the Agreement and the Guarantee Agreement by the Obligors and any transactions associated herewith do not result in (a) any violation of laws and ordinances which bind the Obligors, (b) any breach of its articles of incorporation and other internal company rules of the Obligors, and (c) any breach of a third-party contract to which the Obligors are a party or which binds the Obligors or the assets of the Obligors, in the latter case, if such breach would reasonably be expected to result in a material adverse effect upon the Obligors.

(iv)

The person who signed or attached his/her name and seal to the Agreement is authorized to sign or attach his/her name and seal to the Agreement and the Guarantee Agreement as the representative of the Obligors by completing all procedures necessary pursuant to the laws and ordinances, articles of incorporation or other internal company rules of the Obligors.

(v)	The Agreement and the Guarantee Agreement constitutes legal, valid and binding obligations of the Obligors, and is enforceable against the Obligors in accordance with the terms of the Agreement.

(vi)

The financial statement with audit certificate and business report as of the current fiscal year prepared by each Borrower (the “Reports”) are accurately and duly prepared in accordance with the accounting standards which are generally accepted as fair and appropriate in Japan or, in the case of the U.S. Subsidiary, the United States.

(vii)

No event, development or circumstances that has had or would reasonably be expected to have a material adverse effect on the business, operations, property or financial condition of the Obligors and their subsidiaries taken as a whole since the last reported financial statements delivered pursuant to this Agreement or which would reasonably be expected to materially affect the performance of the obligations of the Borrower under the Agreement to the knowledge of the Borrower having duly investigated.

(viii)

No lawsuit, arbitration, administrative procedure, or any other dispute has commenced or is likely to commence to the knowledge of the Obligors having duly investigated, which will or would reasonably be expected to have a material adverse effect on the performance of its obligations under the Agreement; provided, however, that this provision is not to apply with respect to the lawsuit set forth in the Exhibit.

(ix)	No event of default has occurred or is likely to occur.

(x)

The Obligors’ obligations under the Agreement and the Guarantee Agreement are not subordinate to other unsecured and unsubordinated monetary obligations owed by the Obligors, unless such obligations are given priority by a security right which arises due to the application of laws and ordinances.

8. Obligations of Obligors

Covenants of Obligors:	(a)	The Obligors covenant to perform, at their expense, the matters described in each of the following items until the Obligors completes the performance of all of its obligations under the Agreement.

		(i)	If any event of default has occurred, or is likely to occur, the Obligors shall promptly notify the Agent and all Lenders thereof in writing.

(ii)

If the Obligors prepares Reports, the Obligors shall submit copies of each Report (the number of copies to be submitted as per the request of the Agent) and evidence of compliance with the “Financial Covenants” provided in this Term Sheet to the Agent in writing without delay.

(iii)

Upon a request made by the Agent or a Lender through the Agent, the Obligors shall promptly notify the Agent in writing the condition of the management, businesses or assets of the Obligors and its subsidiaries and affiliates, and shall provide the necessary assistance to facilitate investigations thereof to a reasonable extent.

(iv)

If any detrimental and material change has occurred, or is highly likely to occur, to the conditions of the management, businesses or assets of an Obligor and its subsidiaries and affiliates, such Obligor shall notify the Agent thereof in writing.

(v)

If any change has occurred in the credit ratings of the Guarantor, the Borrower shall promptly notify the Agent of such change in writing, and shall promptly submit to the Agent a copy of the report concerning such change in the credit ratings released by the credit-rating agency with certification attached thereto certifying that it is a copy of the original.

(vi)

If any of the items represented and warranted by the Obligors in the “Obligors’ Representations and Warranties” is found to be untrue or incorrect, the Borrower shall immediately notify the Agent thereof.

(b)	The Obligors or their affiliates shall not offer any security to secure its obligations under the Agreement for the benefit of certain Lenders.

(c)	The Obligors shall be in compliance with matters described in the items below:

(i)

The Obligors shall maintain licenses and other similar permits that are necessary to conduct the Obligors’ main business, and continue to carry out the business in compliance with all material applicable laws and ordinances.

(ii)	The Obligors shall not change its main business in any material respects.

(iii)

The Obligors shall not, unless otherwise specified in laws or ordinances, subordinate the payment of any of its debts under the Agreement to the payment of any unsecured debts (including any insufficient secured debts that will not be fully collected after the foreclosure sale of the security), or at least shall treat them equally.

(iv)	The Obligors shall not change its accounting standards to accounting standards which are not generally accepted as fair and appropriate in the applicable jurisdiction.

(d)

If the Obligors receive any service of an order for provisional attachment (kari-sashiosae), preservative attachment (hozen-sashiosae), or attachment (sashiosae) or equivalent with respect to the receivables of the Obligors, the Obligors shall immediately notify all Lenders through the

Agent in writing thereof, together with a photocopy of such order.

Restrictive Security Covenants:

The Obligors shall not offer any security to secure its obligations or any third party’s obligations (other than those under the Agreement) on or after the date of the Agreement, and until the Agreement is terminated, unless the Majority Lenders give prior written consent thereof. Provided, however, that this provision shall not apply in the cases described below. For the purpose of this paragraph, the offer of security shall mean the creation of security interests on any assets of the Obligors, the preengagement of the creation of security interests on any assets of the Obligors, or the promise not to offer the assets of the Obligors as security for the obligations other than specific obligations, and does not include any security created by operation of law or ordinances, such as lien or possessory lien.

Financial Covenants:	The Borrower shall comply with the following financial covenants:

(i)

The Guarantor shall maintain net assets with a value of more than 75% of the value of the net assets recorded in its consolidated financial statements for the previous fiscal year and as recorded in its consolidated financial statements for the most recently ended fiscal half year.

(ii) The Guarantor shall maintain a Moody’s credit rating of Baa3 or higher.

9. Event of Default

In the event of any of the items described below occur, all of the Obligors’ obligations under the Agreement shall become due and payable. The Obligors shall immediately perform such obligations and bear any and all losses and expenses incurred by any Lender or the Agent, in addition to default interest.

Events of Default for Automatic Acceleration:

If any of the events described in the items below occurs with respect to the Borrower, or if any event similar thereto occurs with respect to the Guarantor, all of the Borrower’s obligations under the Agreement shall automatically become due and payable.

(i) any payment by the Obligor is suspended, or any petition (including similar petitions filed outside

Japan) of specific conciliation (tokutei-chotei), commencement of bankruptcy procedures (hasantetsuzuki-kaishi), commencement of civil rehabilitation procedures (minjisaiseitetuzuki-kaishi), commencement of corporate reorganization procedures (kaishakoseitetuzuki-kaishi), commencement of special liquidation (tokubetuseisan-kaishi), or commencement of any other similar legal procedures is filed against an Obligor and any such petition is not rejected or dismissed within thirty (30) days;

	(ii)	a resolution for dissolution of an Obligor is adopted or an Obligor receives an order for dissolution;

	(iii)	an Obligor abolishes its entire business;

	(iv)	transactions of an Obligor are suspended by a clearinghouse; or

(v)

(a) any order or notice of preservative attachment (hozen-sashiosae) or attachment (sashiosae) (including any similar procedure taken outside Japan) is issued, or any adjudication that orders enforcement of preservative attachment (hozen-sashiosae) or attachment (sashiosae) is rendered, with respect to the deposit receivables or other receivables held by an Obligor against a Lender, or (b) any order or notice of provisional attachment (kari-sashiosae) (including any similar procedure taken outside Japan) is issued with respect to the deposit receivables or other receivables held by an Obligor against a Lender, and such order or notice is not withdrawn within ten (10) days. Upon the occurrence of any such event, the said Lender shall immediately notify the Obligors, all other Lenders, and the Agent of such fact.

Events of Default for Acceleration on Demand:

If any of the events described in the items below occurs with respect to the Borrower or the Guarantor, all of the Borrower’s obligations under the Agreement shall become due and payable upon notice to the Borrower from Majority Lenders:

	(i)	the Borrower or the Guarantor defaults in

performing, when due, all or any part of its obligations payable to a Lender or the Agent, excluding cases in which such default is based on any administrative or technical negligence and is remedied within three (3) Business Days after the due date;

(ii)

any matter described in “Representations and Warranties of Obligors” in the Agreement or the Guarantee Agreement is found to be untrue or incorrect in any material respects, and such breach, in the event remediable, is not remedied within thirty (30) days after the Agent notifies the Borrower of such breach;

(iii)

Except for the cases described in the two (2) preceding items, the Borrower breaches any of its obligations under the Agreement or the Guarantor breaches any of its obligations under the Guarantee Agreement, and such breach, in the event remediable, is not remedied within thirty (30) days after the Agent notifies the Borrower of such breach;

(iv)

any order or notice of attachment (sashiosae), preservative attachment (hozen-sashiosae), or provisional disposition (kari-shobun) (including any similar procedure taken outside Japan) is issued or if auction procedures (keibaitetuzuki) are commenced in respect of the subject matter of the security offered by the Borrower to a Lender; or if any order or notice of provisional attachment (kari-sashiosae) (including any similar procedure taken outside Japan) is issued in respect of any Obligor’s asset and such order or notice is not withdrawn within thirty (30) days;

(v)	If any outstanding corporate bond issued by an Obligor or the Guarantor becomes due and payable before the original due date;

(vi)

(a) any obligation of the Borrower or the Guarantor amounting to a sum exceeding JPY100 million, excluding the obligations under the Agreement, becomes due and payable before the original due date, or (b) any of an Obligor’s guarantee obligations for the benefit of a third party amounting to a sum exceeding JPY100 million becomes due and payable, and such Obligor is unable to perform such obligations;

(vii)

upon good faith and reasonable judgment of majority Lenders, the business or the financial condition of the Obligors declines or is likely to decline in each case in a material way and it becomes reasonably necessary to preserve the right of the Lenders;

(viii)

the Borrower or the Guarantor suspends its business or, in respect of its material business, receives from a competent government authority a disposition, such as suspension of business, that has a material adverse effect on the performance of its obligations under the Agreement;

(ix)

a judgment ordering the Borrower or the Guarantor to pay an amount of JPY100 million or more, which judgment a Lender reasonably determines to have a material adverse effect on the Borrower’s or the Guarantor’s ability to perform its payment obligations, as a whole, becomes final and conclusive; and

	(x)	the guarantee provided by the Guarantor ceases to be valid.

10. Assignment

Assignment of Position:	(i)

The Obligor may not assign, to any third party, its status as a party to the Agreement or the Guarantee Agreement or the Guarantee Agreement, or its rights and obligations under the Agreement, unless all Lenders and the Agent give their prior consent thereto, in writing.

(ii)

A Lender may assign, to any third party, its status as a party to the Agreement and/or the Guarantee Agreement, or all or any part of its rights and obligations associated therewith save that, after completion of the three-stage syndication process for the facility outlined in the Syndication Letter (as that term is defined in the Commitment Letter to which this Term Sheet is attached), and so long as no event of default or potential event of default has occurred, the Borrower shall have consented (which consent shall not be unreasonably withheld).

Assignment Fee:

A Lender who assigned or transferred its status as a lender and its rights and obligations under the Agreement, or a Lender who assigned its loan receivables, shall pay the Agent a fee in the amount of JPY500,000 (plus tax), by no later than the date of such assignment or transfer.

11. General Provisions

Amendment to Agreement:

The Agreement and the Guarantee Agreement may not be amended, except as agreed to in writing by the Borrower, the Guarantor, Majority Lenders and the Agent; provided, however, that amendment to the following matters shall require the written consent of the Borrower, the Guarantor, all Lenders and the Agent:

	(i)	“Conditions Precedent for Making Loans”;

	(ii)	Additions to or increases in the obligations of a Lender;

	(iii)	Decrease in the amount of the obligations due to be repaid by the Borrower;

	(iv)	Postponement of the payment date for the Borrower’s obligations;

	(v)	Loan interest rate;

	(vi)	“Restrictive Financial Covenants”;

	(vii)	matters described as “Events of default”;

	(viii)	this section;

	(ix)	Definition of Majority Lenders; or

	(x)	Matters that the Agent deems require the consent of all Lenders.

Miscellaneous:	Customary break funding, increased costs and set-off provisions shall apply in the Agreement and the Guarantee Agreement. The Agreement shall contain such other terms as are consistent with JSLA form.

Governing Law:	Laws of Japan.

Non-exclusive Jurisdiction:	Tokyo District Court.

Number of Agreements to be Prepared:	One (1) original copy (to be kept by the Agent). A “duplicate copy” of the Agreement shall be sent to the Borrower and to each Lender.

12. Guarantee Agreement

Guaranteed Obligations:

All the obligations that the Borrower owes to the Agent or Lenders (including their successors) pursuant to the Agreement and any and all reasonable expenses incurred by the Agent or a Lender (including their successors) are Guaranteed Obligations under the Guarantee.

Unconditional and Irrevocable Guarantee:

The Guarantor shall unconditionally and irrevocably guarantee the Guaranteed Obligations to the Lenders. If the Guarantor receives a claim from the Agent for payment of any of the Guaranteed Obligations, the Guarantor shall promptly pay the claimed amount in the requested currency. The payment obligations of the Guarantor shall become effective and continue to exist notwithstanding any of the following events:

(i) Unenforceability of the Guaranteed Obligations;

(ii) Change in the payment date, payment method, payment place or other terms or conditions of the Guaranteed Obligations;

(iii) Laws and ordinances or court judgments, decisions, orders, etc. that affect the Guaranteed Obligations or the rights that a Lender has against the Borrower; or

(iv) Any other event that may constitute a defence of the Borrower or the Guarantee against a Lender’s claims.

Taxes and Public Charges:	Taxes and public charges concerning the Guaranteed Obligations shall be borne by the Guarantor.

Guarantor’s Obligations:	The Guarantor shall observe the provisions of the following item:

(i) Ownership clause

The Guarantor shall maintain its direct or indirect

holding of more than half of the issued and outstanding shares in the Borrower.

Setoff:	(i)

A Lender may setoff any receivables that it has against the Guarantor pursuant to the Guarantee and that became due (including acceleration) against its deposit obligations or other obligations owed to the Guarantor, whether or not such obligations are due and payable.

(ii) The Guarantor may not setoff the Guarantee Obligations against its deposit obligations or other obligations owed by a Lender.

Non-exercise of Right for Recourse, etc.:

The Guarantor may not exercise any rights that the Guarantor may have obtained from the Agent, or any of the Lenders, by subrogation as a result of the performance of the Guarantee Obligations, until all of the obligations that the Agent and the Lenders have against the Borrower under the Agreement are completely performed.

Assignment of Rights and Obligations:	The Guarantor may not assign its rights or obligations under the Guarantee to any third party without the written consent of all Lenders.

Cross Default:	The Guarantor acknowledges that any failure to perform the Guarantee Obligations shall constitute an event of default under the Agreement.

Governing Law:	Laws of Japan.

Jurisdiction:	Tokyo District Court.

Exhibit

The following ANDA litigations

1) ANDA litigation regarding donepezil (Aricept)

(1) The patent infringement litigation brought by Eisai against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. in New Jersey federal district court, based on Eisai’s composition patent of donepezil.

(2) The patent infringement litigation brought by Eisai against Mutual Pharmaceuticals Co., Inc. and United Research Laboratories, Inc. in New Jersey federal district court, based on Eisai’s composition patent of donepezil.

2) ANDA litigations regarding rabeprazole (Pariet/AcipHex)

(1) The patent infringement litigation brought by Eisai against Teva Pharmaceuticals USA, Inc. in CAFC, based on Eisai’s composition patent of rebeprazole.

(2) The patent infringement litigation brought by Eisai against Dr. Reddy’s Laboratories, Inc. and Dr. Reddy’s Laboratories, Ltd. in CAFC, based on Eisai’s composition patent of rebeprazole.

(3) The patent infringement litigation brought by Eisai against Mylan Pharmaceuticals Inc. and Mylan Laboratories, Inc. in CAFC, based on Eisai’s composition patent of rebeprazole.